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                                                               Exhibit (a)(1)(v)



E-mail

To:           Leap Employees
From:         optionexchange@leapwireless.com

Dear Leap Employee:

         There are less than two weeks left for you to elect to exchange your eligible options, if any, under Leap's option exchange and supplemental option grant program. Eligible options are options with exercise prices of $35.00 or more granted under the 1998 Stock Option Plan or the Cricket Communications, Inc. 1999 Stock Option Plan that are held by Leap employees (other than senior vice presidents and higher ranking officers (including executive officers)). If you have eligible options, you should have received a package of materials which includes, among other things, an individual option summary, an Offer to Exchange and an Election Form.

         Reminder: If you wish to exchange eligible options for new options to be granted at least six months and one day later, your Election Form must be received by Stock Administration no later than 9:00 p.m. PST on Tuesday, December 18, 2001. We recommend you ensure that you receive a confirmation from us after you submit your Election Form.

         We will provide such confirmation within three (3) business days after accepting your Election Form.

         If you are not electing to tender any of your outstanding eligible options for exchange, then no action is required on your part. If you have outstanding eligible options and elect not to tender any of your outstanding eligible options at all, you will be eligible to receive a supplemental option.

         If you have any questions about the Offer to Exchange or the Form of Election Concerning Exchange of Options, please send your questions to our internal e-mail address: optionexchange@leapwireless.com and a response will be delivered back to you.